NEWS

Sequans Communications Announces Third Quarter 2018
Financial Results and $18 million in Additional Debt Financing
PARIS - October 30, 2018 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the third quarter ended Sept 30, 2018 and the closing of $18 million in additional debt financing subsequent to the end of the third quarter.

Third Quarter 2018 Highlights:
Revenue: Revenue was $10.3 million, a decrease of 18.7% compared to the second quarter of 2018, primarily due to a 24% sequential decline in product revenue, as a result of a delay in the ramp of LTE-M revenues, and a decrease of 9.0% compared to the third quarter of 2017, reflecting significantly higher IoT product revenue and other revenue, more than offset by lower broadband product.

Gross margin: Gross margin was 35.0% compared to 39.4% in the second quarter of 2018 and compared to 44.3% in the third quarter of 2017, primarily due to a shift in product mix toward a higher proportion of modules.

Operating loss: Operating loss was $7.9 million compared to an operating loss of $7.0 million in the second quarter of 2018 and an operating loss of $5.6 million in the third quarter of 2017.

Net loss: Net loss was $9.9 million, or ($0.10) per diluted share/ADS, compared to a net loss of $8.1 million, or ($0.09) per diluted share/ADS, in the second quarter of 2018 and a net loss of $6.9 million, or ($0.09) per diluted share/ADS, in the third quarter of 2017. Net loss for the quarter ended September 30, 2018 included an estimated $0.7 million charge related to amendments of the convertible debt made at the end of the quarter.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the non-cash impact of convertible debt amendments and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $8.0 million, or ($0.08) per diluted share/ADS, compared to a non-IFRS net loss of $6.8 million, or ($0.07) per diluted share/ADS in the second quarter of 2018, and a non-IFRS net loss of $5.9 million, or ($0.07) per diluted share/ADS, in the third quarter of 2017.

Cash: Cash, cash equivalents and short-term deposit at September 30, 2018 totaled $5.2 million compared to $7.0 million at June 30, 2018. Subsequent to the balance sheet date, the Company received $18 million in proceeds from the issuance of $4.5 million of additional convertible debt due in April 2021 and a €12 million ($13.7 million) financing facility to be repaid over three and a half years. The new debt was part of an overall debt restructuring, which included an amendment of the terms of the $12 million principal convertible notes due in April 2019 to extend the term to April 2021 and the early repayment of $1 million principal convertible notes due in April 2020.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q3 2018	%*	Q2 2018	%*	Q3 2017	%*
Revenue	$10.3		$12.7		$11.3
Gross profit	3.6	35.0%	5.0	39.4%	5.0	44.3%
Operating loss	(7.9)	(77.1)%	(7.0)	(55.0)%	(5.6)	(49.2)%
Net loss	(9.9)	(96.4)%	(8.1)	(63.9)%	(6.9)	(61.2)%
Diluted EPS	($0.10)		($0.09)		($0.09)
Weighted average number of diluted shares/ADS	94,533,229		94,459,289		79,774,103
Cash flow from (used in) operations	(1.3)		(8.0)		(5.3)
Cash, cash equivalents and short-term deposit at quarter-end	5.2		7.0		13.3
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.4		0.5		0.3
- Non-cash interest on convertible debt and other financing	0.8		0.7		0.8
- Non-cash impact of Convertible debt amendment	0.7		—		—
Non-IFRS diluted EPS (excludes stock-based compensation, impact of convertible debt amendments and effective interest adjustments related to the convertible and other debt and embedded derivative, and the non-cash impact of revaluation of interest-free government loan)	($0.08)		($0.07)		($0.07)

* Percentage of revenue

Sequans reports third quarter 2018 financial results

“Although some customers’ project delays are causing the acceleration of the ramp in LTE-M revenues to be pushed out until early 2019, we are confident this is only a timing issue. We see the ramp building as we are working on more than 130 projects in different phases with over 25 of them either in production or scheduled to launch by mid-2019,” said Georges Karam, Sequans’ CEO. “We have mitigated the financial impact of this delay by securing an additional $18 million of debt financing. We have also implemented operating efficiencies, without affecting our technology leadership, and believe our current financial resources are adequate to reach cash flow breakeven. The overall momentum in the IoT market remains strong and our pipeline of opportunities continues to grow.”

Q4 2018 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects non-IFRS results for the fourth quarter of 2018 to be similar to the third quarter. With customers’ project delays creating some uncertainty about the timing of the IoT revenue ramp, management has decided not to give detailed quarterly guidance until visibility on device launch timing improves.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2018 today, October 30, 2018 at 8:00 a.m. EDT /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-234-9959 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until November 30, 2018 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 455392.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy and plans, expectations for IoT sales, sufficiency of funding and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, (xi) the finalization of the amount of the charge related to the amendment of the convertible debt made at the end of the quarter, and (xii) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Sequans reports third quarter 2018 financial results

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and the non-cash financial income and expense related to the convertible debt and its embedded derivative issued in April 2015 and April 2016. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide a non-GAAP reconciliation for forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustments could be significant to our actual IFRS results.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports third quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2018	June 30, 2018	Sept 30, 2017

Revenue :
Product revenue	$7,526	$9,921	$8,869
Other revenue	2,759	2,737	2,430
Total revenue	10,285	12,658	11,299
Cost of revenue
Cost of product revenue	6,026	7,127	5,678
Cost of other revenue	664	549	615
Total cost of revenue	6,690	7,676	6,293
Gross profit	3,595	4,982	5,006
Operating expenses :
Research and development	6,750	7,152	6,769
Sales and marketing	2,229	2,518	2,014
General and administrative	2,545	2,276	1,786

Total operating expenses	11,524	11,946	10,569
Operating loss	(7,929)	(6,964)	(5,563)
Financial income (expense):
Interest income (expense), net	(1,278)	(1,240)	(1,202)
Convertible debt amendment	(685)	—	—
Foreign exchange gain (loss)	58	188	(90)
Loss before income taxes	(9,834)	(8,016)	(6,855)
Income tax expense (benefit)	78	74	65
Loss	$(9,912)	$(8,090)	$(6,920)
Attributable to :
Shareholders of the parent	(9,912)	(8,090)	(6,920)
Minority interests	—	—	—
Basic loss per share	($0.10)	($0.09)	($0.09)
Diluted loss per share	($0.10)	($0.09)	($0.09)
Weighted average number of shares used for computing:
— Basic	94,533,229	94,459,289	79,774,103
— Diluted	94,533,229	94,459,289	79,774,103

Sequans reports third quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2018	2017

Revenue :
Product revenue	$25,082	$28,668
Other revenue	9,095	8,278
Total revenue	34,177	36,946
Cost of revenue
Cost of product revenue	19,014	18,731
Cost of other revenue	1,902	1,795
Total cost of revenue	20,916	20,526
Gross profit	13,261	16,420
Operating expenses :
Research and development	21,421	19,217
Sales and marketing	7,232	6,582
General and administrative	6,792	4,520

Total operating expenses	35,445	30,319
Operating loss	(22,184)	(13,899)
Financial income (expense):
Interest income (expense), net	(3,745)	(3,434)
Convertible debt amendment	(685)	—
Foreign exchange gain (loss)	34	(962)
Loss before income taxes	(26,580)	(18,295)
Income tax expense (benefit)	171	219
Loss	$(26,751)	$(18,514)
Attributable to :
Shareholders of the parent	(26,751)	(18,514)
Minority interests	—	—
Basic loss per share	($0.29)	($0.24)
Diluted loss per share	($0.29)	($0.24)
Weighted average number of shares used for computing:
— Basic	93,486,416	76,918,723
— Diluted	93,486,416	76,918,723

Sequans reports third quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At December 31,
(in thousands of US$)	2018	2017

ASSETS
Non-current assets
Property, plant and equipment	$6,652	$6,993
Intangible assets	11,573	9,561
Deposits and other receivables	390	402
Available for sale assets	340	353
Total non-current assets	18,955	17,309
Current assets
Inventories	7,287	7,376
Trade receivables	20,803	20,826
Prepaid expenses and other receivables	3,357	4,214
Recoverable value added tax	508	688
Research tax credit receivable	2,841	3,248
Short term deposit	—	347
Cash and cash equivalents	5,179	2,948
Total current assets	39,975	39,647
Total assets	$58,930	$56,956

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 94,586,764 shares authorized, issued and outstanding at September 30, 2018 (80,024,707 shares at December 31, 2017)	$2,384	$2,031
Share premium	225,470	204,952
Other capital reserves	39,035	33,313
Accumulated deficit	(262,564)	(235,813)
Other components of equity	(486)	(435)
Total equity	3,839	4,048
Non-current liabilities
Government grant advances, loans and other liabilities	5,969	5,030
Convertible debt and accrued interest	16,708	17,063
Provisions and other liabilities	1,703	1,584
Deferred revenue	930	1,293
Total non-current liabilities	25,310	24,970
Current liabilities
Trade payables	13,591	13,023
Interest-bearing receivables financing	9,549	7,413
Government grant advances	832	1,592
Provisions and other current liabilities	4,612	5,170
Deferred revenue	1,197	740
Total current liabilities	29,781	27,938
Total equity and liabilities	$58,930	$56,956

Sequans reports third quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30,
(in thousands of US$)	2018	2017

Operating activities
Loss before income taxes	$(26,580)	$(18,295)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,372	2,025
Amortization and impairment of intangible assets	2,334	1,758
Share-based payment expense	1,505	958
Increase (decrease) in provisions	66	675
Financial expense (income)	3,745	3,434
Convertible debt amendment	685	—
Foreign exchange loss (gain)	(174)	567
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	847	(2,057)
Decrease (Increase) in inventories	89	(155)
Decrease (Increase) in research tax credit receivable	407	(484)
Decrease in trade payables and other liabilities	114	(7,299)
Increase (decrease) in deferred revenue	94	(112)
Decrease in government grant advances	(744)	(403)
Income tax paid	(80)	(206)
Net cash flow used in operating activities	(15,320)	(19,594)

Investing activities
Purchase of intangible assets and property, plant and equipment	(4,456)	(4,096)
Capitalized development expenditures	(2,224)	—
Sale (purchase) of financial assets	25	(101)
Sale of short-term deposit	347	—
Interest received	71	47
Net cash flow used in investments activities	(6,237)	(4,150)

Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	30	906
Public equity offering proceeds, net of transaction costs paid	20,840	14,942
Proceeds (Repayment of) from interest-bearing receivables financing	2,136	(131)
Proceeds from interest-bearing research project financing	1,574	1,126
Repayment of government loans	(352)	(56)
Interest paid	(438)	(272)
Net cash flows from financing activities	23,790	16,515

Net increase (decrease) in cash and cash equivalents	2,233	(7,229)
Net foreign exchange difference	(2)	9
Cash and cash equivalent at January 1	2,948	20,202
Cash and cash equivalents at end of the period	$5,179	$12,982

Sequans reports third quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Sept 30, 2018	June 30, 2018	Sept 30, 2017
Net IFRS loss as reported	$(9,912)	$(8,090)	$(6,920)
Add back
Stock-based compensation expense according to IFRS 2 (1)	446	526	310
Non-cash interest on Convertible debt and other financing (2)	761	745	759
Non-cash impact of Convertible debt amendment	685	—	—
	$(8,020)	$(6,819)	$(5,854)
IFRS basic loss per share as reported	($0.10)	($0.09)	($0.09)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.01	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of Convertible debt amendment	$0.01	$0.00	$0.00

Non-IFRS basic loss per share	($0.08)	($0.07)	($0.07)
IFRS diluted loss per share	($0.10)	($0.09)	($0.09)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.01	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of Convertible debt amendment	$0.01	$0.00	$0.00

Non-IFRS diluted loss per share	($0.08)	($0.07)	($0.07)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$2	$3	$2
Research and development	116	127	87
Sales and marketing	66	73	55
General and administrative	262	323	166

(2) Related to the difference between contractual and effective interests

Sequans reports third quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30,
	2018	2017
Net IFRS loss as reported	$(26,751)	$(18,514)
Add back
Stock-based compensation expense according to IFRS 2 (1)	1,504	958
Non-cash interest on Convertible debt and other financing (2)	2,177	2,119
Non-cash impact of Convertible debt amendment	685	—
	$(22,385)	$(15,437)
IFRS basic loss per share as reported	($0.29)	($0.24)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.02	$0.03
Non-cash impact of Convertible debt amendment	$0.01	$0.00
Non-IFRS basic loss per share	($0.24)	($0.20)
IFRS diluted loss per share	($0.29)	($0.24)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.02	$0.03
Non-cash impact of Convertible debt amendment	$0.01	$0.00
Non-IFRS diluted loss per share	($0.24)	($0.20)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$8	$7
Research and development	382	293
Sales and marketing	219	199
General and administrative	895	459

(2) Related to the difference between contractual and effective interests